Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol: KGEI TSX ticker symbol: KEI

For Immediate Release

Kolibri Global Energy Inc. Provides Update on 2023 Annual Filings

Thousand Oaks, CALIFORNIA, April 3, 2024 – Kolibri Global Energy Inc. (the “Company”) announces that its application for a management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), as previously announced in a news release dated March 20, 2024, has been accepted by the British Columbia Securities Commission (the “BCSC”). The MCTO was issued by the BCSC, effective as of April 3, 2024, in connection with the delay by the Company in filing its annual information form, annual audited financial statements, management’s discussion and analysis and related officer certifications for the financial year ended December 31, 2023 (collectively, the “Annual Filings”).

The Company expects to file the Annual Filings as soon as they are available and by no later than May 31, 2024. The Company will issue a news release once the Annual Filings have been filed. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in NP 12-203, including the issuance of bi-weekly default status reports in the form of news releases. The Company confirms as of the date of this news release that there has been no material change in the information contained in the Company’s news release issued March 20, 2024, and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

Further Information

Kolibri Global Energy Inc.

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “expects”, “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, estimates and forecasts and statements as to management’s expectations and intentions with respect to, among other things, management expectations that the Company will file the Annual Filings within the time period described herein.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: the Company being unable to file the Annual Filings in the proposed timeframe; recent market volatility; and the state of the financial markets for the Company’s securities.

In making the forward looking statements in this news release, the Company has applied several material assumptions, including without limitation, that: the Company will be able to file the Annual Filings in the proposed time frame.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.